July 11, 2017

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.

Registration Statement on Form S-1 (File No. 333-218955)

CIK No. 0001668673

Dear Mr. Reynolds:

Set forth below are further responses of PetIQ, Inc. (the “Company”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated July 6, 2017, relating to the changed pages to the Company’s Registration Statement on Form S-1 submitted to the Commission on June 23, 2017 (the “Registration Statement”), as amended by Amendment No. 1 submitted on July 6, 2017. These responses are in addition to the responses contained in the correspondence filed with the Commission by the Company on July 7, 2017. For convenience of reference, the text of the relevant comments in the Staff’s letter have been reproduced in italicized type herein. In addition, as discussed with the Staff on July 10, 2017, we enclose accompanying changed pages to the Registration Statement that have been marked to reflect changes made from the correspondence filed on July 7, 2017.

Comment No. 12

For each of the adjustment provided in the transaction adjustments and offering adjustments columns, please provide a footnote to explain the nature of the adjustment and how you derived the amount.

Response:

We have revised and expanded the footnotes to better describe the transaction and offering adjustments.

Comment No. 13

Please disclose how the deferred tax assets arose and explain the basis for recording such assets.

July 11, 2017

Response:

The deferred tax assets are comprised of two components: (i) the net operating loss carryforwards that will be inherited from the Sponsor Corps, plus (ii) the tax and GAAP basis difference caused by a step up in basis from the Company’s purchase of LLC Interests from the Continuing LLC Owners. The Company has revised the disclosure on page 48 of the Registration Statement accordingly.

Comment No. 16

Please tell us what Holdco’s net assets were on a pro forma basis before the offering adjustments. Explain how the amounts presented in the as adjusted before offering column for Registrant’s equity and equity attributable to non-controlling interest were computed. Please explain your basis in GAAP for the amounts presented. Revise your disclosures as appropriate

Response:

The Company has revised the disclosure on page 48 to provide HoldCo’s net assets as part of the calculation in determining the associated noncontrolling interests. ASC 810 requires the allocation of noncontrolling interests to the portion of the consolidated entity which is not owned by the registrant. The Company calculated the as adjusted noncontrolling interest amount as the Holdco total members’ equity, less the $1,371 thousand pro forma tax distribution to Continuing LLC Owners, multiplied by the 46.8% economic interests, plus the $1,371 thousand pro forma tax distribution.

Comment No. 17

We note the amounts you plan to include in the equity section of the pro forma PetIQ column. It appears based upon your disclosures on page 49 that after the offering, the Registrant will have a 58% economic interest in Holdco and the remaining 42% economic interest will be attributable to the non-controlling interest. Please tell us what Holdco’s net assets were on a pro forma basis after the offering and explain how the amounts presented in the pro forma PetIQ column for Registrant’s equity and equity attributable to non-controlling interest were computed. If the equity attributable to non-controlling interest in the pro forma PetIQ column is not 42% of Holdco’s net assets on a pro forma basis, please explain your basis in GAAP for the amounts presented. Refer to ASC 810-10-45-23. Please consider the impact on other parts of your filing, as well.

Response:

The Company has revised the disclosure on page 48 to provide Holdco’s net assets as well as the calculation of the associated noncontrolling interests. Additionally the Company notes that PetIQ, Inc.’s purchase of the LLC Interests from the Continuing LLC Owners results in a step-up in tax basis in accordance with Internal Revenue Code § 754(b); however, for financial reporting purposes, no step-up in book basis is recorded. Accordingly, a deferred tax asset is created that will be recorded at PetIQ, Inc. In accordance with ASC 810-10-45, this is accounted for as an equity transaction at PetIQ, Inc. Accordingly, we do not include this

July 11, 2017

deferred tax adjustment in the HoldCo equity when calculating the non-controlling interest balance, as discussed in note 4 to the pro forma balance sheet. Please see the updated Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017 on page 49 of the Registration Statement and the Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016 on page 51 of the Registration Statement.

Comment No. 18

You state the adjustment for provision for income tax is computed at 38.1%. Show us how the amounts presented for provision for income taxes for the periods are computed and appropriate.

Response:

The Company has revised the disclosure on page 51 to reflect that the income tax is calculated as the effective tax rate multiplied by the book income multiplied by the PetIQ Inc. economic interest percentage.

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July 11, 2017

If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen

John Newland

Robert Mooney

Dominick P. DeChiara

Bryan C. Goldstein